Dejour Expands Woodrush Project

Company to Spud Two Wells in December 2014

VANCOUVER, British Columbia, Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ) (“Dejour” or the “Company”), an independent oil and natural gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, updates current development progress underway at the Woodrush/Hunter Project (“Woodrush”) in NE BC.

Approval is expected to be forthcoming from the Oil and Gas Commission in the Province of B.C.to drill two wells as per the previously announced 2014 development program. The wells target both the Halfway oil and Gething gas pools known to be productive at Woodrush. The plan is to place both wells on-line as soon as drilling is complete to expand current field production and reserve values of the subject hydrocarbon pools. A third well is planned for H1-2015.

The Company will own a 99% working interest in the two new wells and continue as Operator of Woodrush. The Project encompasses 23,000 gross (17,000 net) acres with 3 oil wells and 6 natural gas wells currently operating at Woodrush and 2 additional gas wells operating in the adjacent Hunter project in Northern BC.

"We recognize the significant production potential associated with the successful development of the multiple hydrocarbon pools located on and adjacent to our leaseholds. Our plan is to follow up with an additional Gething well in H1-2015 as part of our initiative to establish a larger production profile with an expanded reserve base. We are also actively assessing opportunistic acquisitions to further augment the asset base we have established in northern BC. We anticipate that the Woodrush Project will become an important revenue driver in 2015 and form the basis of a larger Ft. St. John production unit leveraging Dejour’s significant infrastructure and pipeline capacity currently in place," states Robert Hodgkinson, CEO.

About Dejour Energy Inc.

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (43,505 net acres) and Peace River Arch regions (17,000 net acres). Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange (NYSE MKT: DEJ) and Toronto Stock Exchange (DEJ.TO).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties.

Forward-looking information in this news release includes, but is not limited to, statements about the nature and content of the Kokopelli Project, the estimated timing and amounts of future expenditures of the 2014 development program, the successful implementation of the new drill pads and the estimated timing for the final project budget.

Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:
Dejour Energy Inc.
Robert L. Hodgkinson, 604-638-5050
Chairman & CEO
investor@dejour.com
or
Craig Allison, 914-882-0960
Investor Relations- New York
callison@dejour.com